EXHIBIT B

                     LETTER TO THE ISSUER'S CHAIRMAN AND CEO

                                  CLINTON GROUP

10/17/2007

Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

Attention:   Jamieson A. Karson
             Chairman of the Board and Chief Executive Officer

Dear Mr. Karson:

We enjoyed our recent conversation with you regarding the business prospects and strategy of Steven Madden, Ltd. (the "Company" or "Steven Madden"). First and foremost, we are aware that Steven Madden is operating in a weaker consumer environment where the lack of new trends in shoe merchandise is exacerbating tough comparisons against a successful year in 2006. The Company seems to have made great strides in improving operating practices, attracting key design talent, and implementing effective inventory processes. Additionally, the acquisitions of Daniel M. Friedman and the e-commerce business should add value in view of their accretion and diversification of the Company's business model. In summary, based on our industry diligence to date, the brand scores high among its targeted market and is the strongest it has ever been.

We believe the market has misunderstood the prospects of the business, and have taken a 5.1% ownership position because we believe the Company's stock price movement over the past two months presents an attractive entry point into a superior consumer-branded company. Even assuming a difficult inning for consumer spending, Steven Madden is trading at historically low valuation multiples (5.1x 2007E EBITDA) and at a valuation discount to comparable companies. Recent relevant precedent transactions occurred in the range of 10x to 13x EBITDA, which represents a tremendous premium to Steven Madden's valuation, even after accounting for the change of control premiums paid.(1)

When we last spoke, we discussed several alternatives that we thought the board should consider to enhance shareholder value. While we presented a number of options and their respective merits, we believe that the alternative with the best risk/return characteristics would be for the Company to pursue a Dutch Tender of $180 million to repurchase Company shares. Our rationale for strongly urging the Company to pursue this alternative is as follows:

The Company has substantial, unrestricted cash balance, which we estimate will grow to be at least $90 million by year end, representing approximately 22% of the current market capitalization. Clearly, this is an inefficient capital structure given the Company's free cash flow generation, ongoing strong earnings, and limited capital expenditure requirements. We believe that $72 million of this cash, combined with a modest senior debt financing of $110 million, could be used to purchase 40% of the outstanding shares of the Company, resulting in pro forma leverage of 1.5x net debt to 2007E EBITDA. The Company could execute such a buyback at a range above $21.00 per share or a 13.5% premium to current market prices. The extraordinary accretion from this transaction produces implied stock prices well north of current levels and a premium to our proposed tender price of greater than 20%.

_____________________________
(1) We consider Finish Line's acquisition of Genesco, Towerbrook's acquisition of Jimmy Choo and Payless ShoeSource's acquisition of Stride Rite to be relevant transactions.

Although the Board has authorized a sizeable share repurchase program, we believe a Dutch Tender combined with a modest debt financing has a more significant impact, providing enhanced financial leverage to shareholders who, like Clinton Group, believe in the long-term prospects of the business.

In summary, we believe that the Steven Madden brand has never been stronger, and we believe that the management team and board share this view. That strength, and the Company's balance sheet, makes this an optimal time to seize an opportunity to enhance shareholder value. We hope you find our proposal constructive and expect the Company's board of directors to consider this proposed transaction in the upcoming board meeting. Please feel free to contact me at your convenience at (212) 739-1833 to discuss any and all issues. We look forward to hearing from you.


Sincerely,


/s/ Joseph A. De Perio
---------------------------
Joseph A. De Perio
Vice President